news release

Encana focuses 2016 capital program on core four assets; targets margin growth and quality corporate returns

Calgary, Alberta (December 14, 2015) TSX, NYSE: ECA

Encana released a highly disciplined 2016 capital program today which directs 95 percent of its total $1.5 billion to $1.7 billion planned investment to its core four assets. The company will continue to capture sustainable cost efficiencies and maintain operational momentum in its core four assets to grow high margin production, generate quality corporate returns and position the company for continued success in 2017. Highlights include:

•	95 percent of 2016 capital to be invested in core four assets, with about 50 percent directed to the Permian
•	disciplined capital program about 25 percent lower than 2015
•	highly flexible capital program that can be scaled up or down and redirected based on market conditions
•	an approximate 12 percent year-over-year increase in production from core four assets
•	a more than 10 percent increase in operating margins
•	a 10 to 15 percent reduction in drilling and completion costs and over 10 percent reduction in corporate costs

“Following the launch of our strategy in 2013, we have built a focused, high margin portfolio in North America’s best plays, reduced debt, lowered costs and driven greater efficiency in our operations. As a result, every dollar we invest in 2016 will deliver higher margins and quality corporate returns,” said Doug Suttles, Encana President & CEO. “We will continue to deliver strong margin growth through 2016 by directing the majority of our capital to drilling and completions activity in our core four assets. This will maintain their scale and position the company to grow long-term shareholder value and cash flow into 2017 and beyond.”

Encana’s 2016 capital budget is around $600 million lower than 2015. Innovation continues to deliver significant year-over-year improvements in capital efficiency and operating performance which are expected to deliver a 12 percent increase in production from the company’s core four assets and a more than 10 percent increase in operating margins after normalizing for commodity prices. The company will continue to benefit from decisive steps taken over the past two years to capture efficiencies and lower costs. Encana expects full-year 2016 corporate costs, such as interest and administrative expenses, to be more than 10 percent lower than in 2015, excluding one-time outlays, restructuring costs and long-term incentives.

Production from Encana’s core four assets is expected to average between 260,000 to 280,000 barrels of oil equivalent per day (BOE/d), representing over 75 percent of total expected production. The company estimates total production of 340,000 to 370,000 BOE/d, liquids production of 120,000 to 140,000 barrels per day (bbls/d) and natural gas volumes of 1,300 to 1,400 million cubic feet per day (MMcf/d), each reflecting the impact of previously announced and completed divestitures in 2015.

Encana significantly enhanced its financial flexibility and reduced debt in 2015 through a C$1.44 billion bought deal equity offering and $2.8 billion in expected divestiture proceeds, and has no long-term debt maturities until 2019. The company will continue to proactively manage its balance sheet while executing on its strategy in 2016. The 2016 capital program is based on assumptions of $50 per barrel WTI oil prices and NYMEX natural gas prices of $2.75 per million British thermal units (MMBtu) and will be funded through expected cash flow of $1.0 billion to $1.2 billion along with existing credit facilities.

Encana is planning to reset its annualized 2016 dividend to $0.06 per share, or about $50 million per year. In addition the company will discontinue the dividend reinvestment plan discount after December 31, 2015. As a result, the combined cash and cash equivalent outlay associated with the dividend is expected to be reduced by over $185 million per year. This reset better aligns the dividend with cash flow and recognizes the importance of the balance sheet and the very high quality investment options in Encana’s portfolio.

Encana’s complete 2016 guidance is available for download from http://www.encana.com/investors/financial/corporate-guidance.html.

Encana updates its risk management program

At December 14, 2015, Encana has hedged approximately 95 MMcf/d of expected 2016 natural gas production using NYMEX fixed price contracts at an average price of $2.98 per thousand cubic feet (Mcf). In addition, Encana has protection on approximately 300 MMcf/d of expected 2016 natural gas production hedged under three-way options. The NYMEX three-way options are a combination of a sold call, purchased put and a sold put with average prices of $3.43, $3.21 and $2.72 per Mcf, respectively. These contracts allow the company to participate in the upside of commodity prices to the ceiling of the call option and provide the company with partial downside price protection through the combination of the put options. Encana has also executed 335 MMcf/d of 2016 NYMEX hedges as costless collars. These costless collars combine a sold call and purchased put with average strike prices of $2.46 per Mcf and $2.22 per Mcf, respectively. The costless collars allow the company to participate in the upside of commodity prices to the ceiling of the call option and provide downside protection at the sold put strike.

At December 14, 2015, Encana has hedged approximately 48 thousand barrels per day (Mbbls/d) of expected 2016 oil production using WTI fixed price contracts at an average price of $58.85 per bbl. Encana also has protection on approximately 18.3 Mbbls/d of expected 2016 oil production hedged under three-way options. The WTI three-way options are a combination of a sold call, purchased put and a sold put with average prices of $63.03, $55.00 and $47.24 per bbl, respectively.

Encana has also sold 30 Mbbls/d of WTI fixed price swaps at an average price of $50.34 per bbl for the fourth quarter of 2015. These swaps have an associated option for the counterparty to extend the fourth quarter 2015 fixed price swaps to first quarter of 2016 for the same volume and at the same price.

Conference call for investors

A conference call and webcast to discuss the 2016 guidance will be held for the investment community today at 7 a.m. MT (9 a.m. ET). To participate, please dial (866) 223-7781 (toll-free in North America) or (416) 340-2216 about 10 minutes prior to the conference call. An archived recording of the call will be available from 10 a.m. MT on December 14 until 11:59 p.m. MT on December 21, 2015 by dialing (800) 408-3053 or (905) 694-9451 and entering passcode 3483245. A live audio webcast of the conference call, including slides, will also be available on Encana’s website, www.encana.com, under Invest In Us/Presentations & Events. The webcasts will be archived for about 90 days.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Certain production and financial information contained in this news release are presented in approximate figures. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.
•	Operating cash flow is defined as revenues, net of royalties, excluding realized hedging gains/losses less production and mineral taxes, transportation and processing, and operating expenses for the Canadian and USA operations.

•	Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations. The company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future cash flows expected to be generated from such properties.

Operating margins refer to operating cash flow on a per BOE basis, net of realized hedging and long-term incentive costs.

ADVISORY REGARDING OIL AND GAS INFORMATION – The conversion of natural gas volumes to BOE is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include: Encana’s 2016 capital program, including the amount allocated to its core four assets and the source of funding; expected production; anticipated operating margins and returns; ability to scale or redirect the capital program; sustainability of cost efficiencies including drilling and completion, operating and corporate costs; growth in long-term shareholder value; expected cash flow; projected capital efficiency and operating performance; expected debt levels; anticipated hedging and outcomes of risk management program; anticipated proceeds from divestitures, use of proceeds therefrom, satisfaction of closing conditions and timing of closing; investment in high margin opportunities; planned annualized 2016 dividend and associated cash and cash equivalent outlay; declaration and payment of future dividends, if any; and potential dilution relating to shareholder participation in Encana’s dividend reinvestment plan.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s 2016 corporate guidance and in this news release; availability of attractive hedges; results from innovations; expectation that counterparties will fulfill their obligations under gathering and midstream commitments; access to transportation and processing facilities where Encana operates; effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: commodity price volatility; timing and costs of well, facilities and pipeline construction; ability to secure adequate product transportation and potential pipeline curtailments; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; fluctuations in currency and interest rates; risk and effect of a downgrade in credit rating, including access to capital markets; variability and discretion of Encana’s Board to declare and pay dividends, if any; the ability to generate sufficient cash flow to meet Encana’s obligations; failure to achieve anticipated results from cost and efficiency initiatives; risks associated with technology; Encana’s ability to acquire or find additional reserves; changes in or interpretation of royalty, tax, environmental, accounting and other laws; announced divestitures not closing on a timely basis or at all and adjustments that reduce the proceeds to Encana; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contacts:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brendan.McCracken@encana.com

Brian Dutton

(403) 645-2285

Brian.Dutton@encana.com

Patti Posadowski

(403) 645-2252

Patti.Posadowski@encana.com

Media contacts: Simon Scott Vice-President, Communications (403) 645-2526 Simon.Scott@encana.com Doug McIntyre Sr. Advisor, Media Relations (403) 645-6553 Doug.McIntyre@encana.com

SOURCE: Encana Corporation

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